METALLINE MINING COMPANY
1330 E. Margaret Avenue
Coeur d’Alene, Idaho 83815
November 17, 2008
Via Edgar Filing and Facsimile
Tracey L. McNeil
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Metalline Mining Company
Registration Statement on Form S-3 Filed
October 22, 2008
File Number 333-154631
Dear Ms. McNeil:
     Metalline Mining Company (the “Company”) has transmitted for filing a registration statement on Form S-3 (the “Registration Statement”) pursuant to the Securities Exchange Act of 1933. This letter is in response to your comment letter dated November 7, 2008. The Company’s responses to your comments are set forth below.
Comment 1:	Please provide us with an analysis supporting your determination that you meet the requirements to use Form S-3 for a primary offering. However, if you determine that you are not eligible to use Form S-3 for a primary offering, please amend your filing onto a form that you are eligible to use.
     Response: Issuers that meet the requirements of Instruction I.A of Form S-3 are permitted to utilize the form for transactions specified in Instruction I.B.
     The Company meets the requirements of Instruction I.A because the Company is a Nevada corporation. Further, the Company’s principal business office is located in Coeur d’Alene, Idaho and its business operations are administered from the United States. The Company’s common stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). Additionally, the Company is subject to the reporting requirements of Section 12 of the Exchange Act and has timely filed all required reports with the Securities and Exchange Commission during the twelve months preceding the filing of the Registration Statement, and subsequently.

Tracey L. McNeil
Securities and Exchange Commission
November 17, 2008

     The Company meets the requirements of Instruction I.B because it is considering engaging in a limited primary offering for cash. Further, the Company has not engaged in an offering of any securities since March of 2007 for the purposes of raising capital, and has never previously utilized a Form S-3 for a primary offering. As described in the reports it files with the Securities and Exchange Commission, the Company is engaged in active business operations and has been engaged in active business operations for more than the past twelve months, and thus is not a shell company as defined in Rule 405. Finally, the Company’s common stock is currently listed and registered with the American Stock Exchange.
     As outlined above, the Company meets each of the requirements set forth in Instructions I.A and I.B.6 of Form S-3. Further, the Company does not intend to utilize the Registration Statement to sell securities with a value greater than one-third of its public float. As such the Company believes it is eligible to utilize Form S-3 for a limited primary offering of its securities.
Comment 2:	Your filing indicates that you will be offering shares of your common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. Please note that if you are not eligible to use Form S-3 for a primary offering, you will not be able to use Rule 415 to conduct this offering on a delayed and continuous basis. See Rule 415(a)(1)(x) under the Securities Act. Please amend your filing accordingly.
     Response: The Company believes it is eligible to use Form S-3 for a primary offering of its securities and thus eligible to offer shares of its common stock on a delayed or continuous basis under Rule 415. Please see the Company’s response to comment 1 above.
Comment 3:	The Calculation of Registration Fee table contains a footnote indicating that you are deferring payment of the registration fee and omitting required information in reliance upon Rule 456(b) and Rule 457(r) of the Securities Act. Please note that these rules pertain to securities offered pursuant to an automatic shelf registration statement. As you noted in your Request for Withdrawal of Registration Statement on Form S-3, File Number 333-154439, submitted on October 22, 2008, you are not eligible to use an automatic shelf registration statement and therefore cannot rely on Rule 456(b) and Rule 457(r). Please amend your filing accordingly.
     Response: On or about November 17, 2008 the Company filed Amendment No. 1 to the Registration Statement. In Amendment No. 1 the Company revised the Calculation of Registration Fee table to provide the proposed maximum offering price and to provide for the filing fee of $211. The table does not include either an amount of common stock to be registered or the proposed maximum offering price per share. The information now provided in the Calculation of Registration Fee Table, and the information excluded, is consistent with: (i) the

Tracey L. McNeil
Securities and Exchange Commission
November 17, 2008

instructions to the Calculation of Registration Fee Table on Form S-3; (ii) Instruction II.D to Form S-3; and (iii) Rule 457(o) of the Securities Act. The Company calculated the proposed maximum offering price and the registration fee by assuming the Company would utilize the Registration Statement to issue the maximum amount of securities it is permitted to sell under Instruction I.B(6)(a) — being an amount equal to one third of its current public float held by non-affiliates. In Amendment No. 1 the footnotes to the Calculation of Registration Fee Table have been revised to reference Rule 457(o) and Instruction II.D as opposed to Rule 456(b) and Rule 457(r).
     We hope we have adequately addressed your comments. Please contact Theresa M. Mehringer, Esq. at 303-796-2626 if you need more information or have additional comments.

Respectfully submitted METALLINE MINING COMPANY
/s/ Merlin Bingham

Merlin Bingham, President

cc:	Carmen Moncada-Terry
Roger Schwall
Peter F. Waltz, Esq.